KH 3/13

SECURIT 15047878 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 10 2015
WASH. D.C.
SECTION

SEC FILE NUMBER
8-35597

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE BOND HOUSE, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6219 NW Pine Ridge Road
(No. and Street)

Parkville, (City) Missouri (State) 64152 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marco R. Listrom 816-505-4455
(Area Code - Telephone Number)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID LUNDGREN & COMPANY, CPA'S, CHTD
(Name - *if individual, state last, first, middle name*)

511-B NORTH MUR-LEN ROAD (Address) OLATHE (City) KANSAS (State) 66062 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. (See Section 240.17A-5(3)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/13

OATH OR AFFIRMATION

I, Marco R. Listrom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Bond House, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERESA D. MULLETT
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 4-21-15

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-e.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE BOND HOUSE, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2014

CONTENTS

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
511-B NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of The Bond House, Inc.

We have audited the accompanying financial statements of The Bond House, Inc. (a Missouri corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Bond House, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of The Bond House, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of The Bond House, Inc.'s financial statements. The supplemental information is the responsibility of The Bond House, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co.

David Lundgren & Co. CPAs, Chtd.
Olathe, Kansas

February 26, 2015

EXHIBIT A

THE BOND HOUSE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 186
Receivable from clearing broker	61
Deposit with clearing broker	10,000
Total current assets	10,247
DEPRECIABLE ASSETS	
Furniture and equipment	6,544
Accumulated depreciation	(6,544)
Net depreciable assets	-
TOTAL ASSETS	$ 10,247

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 233
Loan payable - shareholder	1,900
Total current liabilities	2,133
STOCKHOLDERS' EQUITY	
Common stock, $1par value, 500,000 shares authorized, 50,100 shares issued	50,100
Preferred stock	25,000
Retained earnings	9,014
Treasury stock, at cost (50,000 shares)	(76,000)
Total stockholders' equity	8,114
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 10,247

The accompanying notes are an integral part of these financial statements

EXHIBIT B

THE BOND HOUSE, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES	
Commissions	$ 755
Trading gains	-
Interest income	15
Other income	425
Total revenues	1,195
COST OF SALE	-
GROSS MARGIN	1,195
EXPENSES	
Regulatory registration and fees	2,422
Depreciation and amortization	1,000
Miscellaneous	15
Total expenses	3,437
INCOME BEFORE INCOME TAXES	(2,242)
PROVISION FOR INCOME TAXES	-
NET INCOME	$ (2,242)

The accompanying notes are an integral part of these financial statements

EXHIBIT C

THE BOND HOUSE, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Preferred Stock	Retained Earnings	Treasury Stock
BALANCE, BEGINNING OF YEAR	$ 50,100	$ 25,000	$ 11,256	$ (76,000)
Net income (loss)	-	-	(2,242)	-
BALANCE, END OF YEAR	$ 50,100	$ 25,000	$ 9,014	$ (76,000)

The accompanying notes are an integral part of these financial statements

EXHIBIT D

THE BOND HOUSE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	(2,242)
Depreciation and amortization		1,000
Adjustments to reconcile net inconme to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in prepaid expenses		1,417
(Increase) decrease in receivable from clearing broker		(61)
Increase (decrease) in accounts payable		(146)
Net cash provided by operating activities		(32)
CASH USED BY INVESTING ACTIVITIES:		-
CASH PROVIED BY FINANCING ACTIVITIES:		-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(32)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		218
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	186

The accompanying notes are an integral part of these financial statements

THE BOND HOUSE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

A. Nature of the Business

The Company was incorporated in February 1986 and started business in May 1986. The Company operates as a fully disclosed broker/dealer in the Kansas City, Missouri area. All customer accounts and securities are carried by a clearing broker. Originally the Company operated under the name of First Guarantor Securities, Inc. During 2007 the name was changed to First Parkville Securities, Inc. and then during 2008 the name was changed to The Bond House, Inc.

B. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2014 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

C. Statement of Cash Flows

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2014, the company did not have any cash equivalents.

Cash Paid – Interest and Taxes – The amount of cash paid for interest and taxes for the year ended December 31, 2014 are as follows:

Interest	$	--
Income taxes	$	--

D. Depreciable Assets

Depreciable assets and leasehold improvements have been recorded at cost and depreciated/amortized over the estimated useful lives of the respective assets.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized.

Depreciation and amortization for the year ended December 31, 2014 was $1,000.

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2014, the Company had aggregate indebtedness of $233 and net capital of $8,114, which resulted in a ratio of .0287 to 1 and a ratio requirement of less than its minimum requirement of $5,000. Therefore, at December 31, 2014, based on its minimum requirement, the Company had excess net capital of $3,114.

NOTE 3 RELATED PARTY

The sole shareholder of the Company owns controlling interest in another broker-dealer, Valdés & Moreno, Inc. Their total revenues for 2014 were $1,234,622 with total assets of $400,714 and net equity of $220,974 at December 31, 2014.

NOTE 4 SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 26, 2015, the date when the financial statements were available to be issued. Nothing was noted that would require further disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
The Bond House, Inc.

as of: December 31, 2014

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	8,114	3480
2.	Deduct Ownership equity not allowable for Net Capital				-	3490
3.	Total ownership equity qualified for Net Capital				8,114	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				-	3520
	B. Other (deductions) or allowable credits (List)				-	3525
5.	Total capital and allowable subordinated liabilities			$	8,114	3530
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ -	3540			
	B. Secured demand note delinquency		3590			
	C. Commodity futures contracts and spot commodities – proprietary capital charges	-	3600			
	D. Other deductions and/or charges	-	3610		-	3620
7.	Other additions and/or allowable credits (List)				-	3630
8.	Net capital before haircuts on securities positions			$	8,114	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):					
	A. contractual securities commitments	$ -	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities	-	3733			
	3. Options		3730			
	4. Other securities	-	3734			
	D. Undue Concentration	-	3650			
	E. Other (List)	-	3736		-	3740
10.	Net Capital			$	8,114	3750

OMIT PENNIES

NOTE: There were no differences noted in the computation of net capital between the audited financial statements and that of the firm's unaudited FOCUS Report filing.

See independent auditor's report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
The Bond House, Inc.

as of December 31, 2014

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)			$	16	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	5,000	3760
14. Excess net capital (line 10 less 13)			$	3,114	3770
15. Excess net capital less greater of 10% of line 19 or 120% of line 12			*22 $	2,114	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	233	3790
17. Add:					
A. Drafts for immediate credit	*21 $ -	3800			
B. Market value of securities borrowed for which no equivalent value is paid credited	$	3810			
C. Other unrecorded amounts (List)	$	3820		-	3830
19. Total aggregate indebtedness			$	233	3840
20. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			%	2.87%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d)			%	.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	-	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	*23 $		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

THE BOND HOUSE, INC.
6219 NW Pine Ridge Road
Parkville, MO 64152
(816) 505-4455

Registered: SEC MSRB **Member: FINRA SIPC**

February 25, 2015

David Lundgren & Company
511-B North Mur-Len Road
Olathe, KS 66062

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best of our knowledge and belief:

1. The Bond House, Inc. claims exemption **15c-3(k)(2)(ii)** from 15c-3;
2. The Bond House, Inc. has met the identified exemption from January 1, 2014 through December 31, 2014, without exception, unless, if applicable, as stated in number 3 below.
3. The Bond House, Inc. has had no exception to report this fiscal year.

Regards,

Marco R. Listrom
President
The Bond House, Inc.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
511-B NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Marco R. Listrom
The Bond House, Inc.
6219 NW Pine Ridge Road
Parkville, Mo 64152

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2), in which The Bond House, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Bond House, Inc. claimed and exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and The Bond House, Inc. stated that The Bond House, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Bond House, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedure to obtain evidence about The Bond House, Inc.'s compliance with the exemption provisions. A review is substantially less than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modification that should be made to management's statement referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

David Lundgren & Co.

David Lundgren & Co. CPAs, Chtd.
Olathe, Kansas

February 26, 2015